

August 13, 2014

<u>Via E-mail</u>
Robert Carmichael
Chief Executive Officer
Brownie's Marine Group, Inc.
940 N.W. 1st Street
Fort Lauderdale, FL 33311

> **Re: Brownie's Marine Group, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed March 17, 2014**
> **File No. 333-99393**

Dear Mr. Carmichael:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2013

Cover Page

1. Please tell us why you have stated on the cover page that your common stock is registered pursuant to Section 12(g) of the Exchange Act. Otherwise, please confirm that in the future you will indicate that you have no securities registered under Section 12(g) of the Exchange Act. Also, to the extent that your duty to file Exchange Act reports has automatically suspended under Section 15(d) of the Exchange Act, please confirm that you will include appropriate risk factor disclosure explaining to investors that as a voluntary filer, you may elect to cease reporting under the Exchange Act at any time which would limit the information available to them about the company. Please also revise your future filings to correct your File Number. The File Number 000-28321 referenced on the cover page appears to relate to a different registrant.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ryan Adams at (202) 551-3191 or me at (202) 551-3469 with any questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief